

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via E-mail
Jason M. Montague
Chief Financial Officer
Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL 33122

> **Re: Seven Seas Cruises S. DE R.L.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed March 1, 2012**
> **File No. 333-178244**

Dear Mr. Montague:

We have reviewed your responses to the comments in our letter dated December 27, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Competitive Strengths, page 4

Loyal and Repeat Customer Base, page 5

1. We note your response to our prior comment 11. Please revise to clarify what you mean by "we constantly score at our target of 9 or better on a scale of 10." Do you score at this level on every single guest survey that is filled out, or are you referring to the average score per cruise, an average of all individual surveys for the year, or some other calculation?

<u>Compensation Discussion and Analysis, page 92</u>

<u>Compensation Elements, page 94</u>

<u>Annual Incentive Bonus, page 94</u>

2. Please revise to disclose the 2011 MICP EBITDA target. To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide, on a supplemental basis, a detailed explanation for such conclusion. To the extent that it is appropriate to omit the specific target, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving the performance goal is not sufficient. In discussing how likely it will be for the company to achieve the target level or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

<u>Security Ownership of Certain Beneficial Owners and Management, page 109</u>

3. Please revise to provide disclosure as of the most recently practicable date.

<u>The Exchange Offer, page 115</u>

<u>Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 118</u>

4. We note your response to our prior comment 28. We note that you state in the seventh paragraph that the initial notes will be returned "promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer." Please revise to state that the notes will be returned promptly after withdrawal, expiration or termination of the exchange offer.

<u>Notes to the Audited Financial Statements</u>

<u>Other, page F-13</u>

5. We note from your response to our prior comments 40 and 41 that based on both a quantitative and a qualitative analysis, you do not believe that correcting the cancelation revenue and the retention bonus in 2010 rather than in 2009 or 2008 is inappropriate. However, we note that in regards to the cancelation revenue error, if the corrections were made in the appropriate period (i.e. fiscal 2009), operating income for 2009 as reported would be materially reduced and net income for 2010 as reported would also be materially reduced. Further, we do not believe that your conclusion that you do not believe that the quantitative impact on net income

of the adjustments for 2010 represent a material amount individually, since the impact of the both adjustments represent an immaterial aggregate impact, is appropriate in that it looks only on the aggregate effect of the adjustments. In light of the quantitative materiality on both 2009 and 2010 of the cancelation revenue adjustment to your operating income and net earnings, we believe that you should revise to account for this adjustment in the appropriate periods. Please note that we do not believe it is appropriate to evaluate the materiality of such adjustments in relation to your "adjusted EBITDA" since this measure is a non-GAAP financial measure that is not presented in your financial statements. Alternatively, please provide more explanation as to why you believe it is appropriate to correct the cancelation revenue in 2010 rather than in 2009 and 2008. If there are specific qualitative factors that offset the quantitative materiality, please indicate so in your response.   Also, we note that in your amended Form S-4 you have eliminated disclosure about the nature of the adjustments made in 2010 to correct these errors. Since the adjustments appear to represent quantitatively material adjustments to net income for the year ended December 31, 2010, it would appear that disclosure of the corrections of these errors should be provided to a reader of your financial statements. Please explain to us why you believe it is appropriate to eliminate this disclosure from the notes to your financial statements, or alternatively, please revise accordingly.

6. As both the adjustments for correcting the cancellation revenue and retention bonus that were made in 2010 appear to be material to your quarterly results of operations presented in Note 14, please revise Note 14 to disclose the nature and amounts of each of these adjustments and the quarterly period in which they were made. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Note 7. Share-Based Employee Compensation

7. We note from your response to our prior comment 45 that you revised your disclosure in Note 7 to include details of how you determined the fair value of the PCI common stock. However, we believe that the disclosure provided in Note 7 should include additional detail of the specific assumptions used in your income and market approaches and should be consistent with the level of detail provided in your response to our prior comment 45. Please revise accordingly.

8. We note from your response to our prior comment number 45 that in valuing the stock-based compensation grants made during 2010 and 2009, the Company utilized discounts for lack of marketability of between 15% and 25%. Please tell us whether a similar discount for lack of marketability was used for stock based compensation grants that were made during 2011. As part of your response, you should also explain how any discount for lack of marketability used was determined.

Note 8. Member's Equity, page F-25

9. We note from your response to our prior comment number 46 that the 194,777 shares issued to a vendor during 2010 for the release of a $2.0 million obligation were valued at $10.11 per share. We also note from your response to our prior comment number 45 that the stock based compensation grants issued by the Company during 2008 were based on a market approach which utilized the January 31, 2008 PCI private placement transaction price of $40.02 per share. Given the significant decline in the fair value of the Company's common shares that occurred from 2008 to 2010, please explain to us in further detail the specific nature and timing of the changes in facts or circumstances resulted in the significant decline in the fair value of the Company's shares from 2008 to 2010. We may have further comment upon review of your response.

Signatures, page II-7

10. We note your response to our prior comment 50. Please provide us your legal analysis as to why you believe you are not required to provide signatures indicating the capacities of principal executive officer, principal financial officer, and either principal accounting officer or controller as required by Instruction 1 for signatures on Form S-4 or revise to include the signatures of the individuals who serve in the capacities of principal executive officer, principal financial officer, and either principal accounting officer or controller.

11. We note your response to our prior comment 55. Please revise to delete paragraphs 3.6, 3.7, 3.11, and 3.12 or tell us why each of these does not assume material facts or readily ascertainable facts.

12. We note your response to our prior comment 55. Please delete the statement at the top of page 5 or please advise.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gregory A Ezring, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP